May 14, 2015

Ms. Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

Washington, DC

c/o Mills-ApentengM@SEC.GOV

Re: OptiLeaf, Incorporated

Registration Statement on Form S-1

Filed February 10, 2015

File No. 333-202003

Dear Ms. Mills-Apenteng,

We have received your comment letter of May 4, 2015 regarding the referenced filing, and we have revised the Registration Statement, and today filed an S1-A as set forth below. The below is a comment by comment description as to how we have addressed each comment in our amended filing.

1.	We have modified the Registration Statement to disclose that OptiLeaf is a shell company, and have provided a new Risk Factor related to same.

2.	We have revised the Registration Statement to clear up this inconsistency.

3.	We have revised our legal opinion.

4.	This has been done.

5.	These errors have been corrected.

6.	We revised the disclosure accordingly.

7.	We have made substantial revisions to these various sections of our filing to address this comment.

8.	We have revised these sections accordingly.

9.	We have removed all such statements.

10.	We have revised this Risk Factor.

11.	We have revised this disclosure accordingly.

12.	We have revised this disclosure.

13.	We have revised this disclosure.

14.	We have revised this disclosure.

15.	We have revised the disclosure to address this comment, stating that our selling shareholders “may, subject to a market being available”, sell their shares for $1 per share. There is no current market for the shares at $1 per share, and therefore we cannot reasonably value these shares at $1 per share at this time. The only way to reasonably value the shares until a market is developed is what was paid for the shares, and we have done that.

16.	The Form D is inaccurate and will be amended to state the correct dates.

17.	We have revised the disclosure to address this comment.

Thank you very much for your consideration in this matter. If you have any additional questions or wish to discuss the matter further, please feel free to contact me either through email – jim@byrdbyrd.com or at the office (407) 378-2030, or on my cell phone (407) 312-4405.

Sincerely yours,

James S Byrd, Jr.
Byrd & Byrd, PL